SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                           NATIONWIDE COMPANIES, INC.
                   ------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                      -------------------------------------
                         (Title of Class of Securities)


                                -----------------
                                 (CUSIP Number)

                            Carol Boozer, Treasurer,
                           Nationwide Companies, Inc.
           4350 Oakes Road, Suite 512, Davie, FL 33314
                                 (954) 584-5080
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2001
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 CUSIP No.: N/A



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--------------------------------------------------------------------------------
(1)  Names of Reporting Persons S.S. or
     I.R.S. Identification Nos. of Above Persons        RICHARD LOEHR
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                [_]   (a)
     of a Group                                           [_]   (b)
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds:                                  AF, OO
--------------------------------------------------------------------------------

(5)  Check if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization :       4350 Oakes Road, Suite 512
                                                  Davie, FL 33314
--------------------------------------------------------------------------------
Number of Shares        (7) Sole Voting
Beneficially                Power               2,000,000 Shares of Common Stock
Owned                -----------------------------------------------------------
by Each Reporting       (8) Shared Voting                0 Shares
Person With                 Power
                     -----------------------------------------------------------
                        (9) Sole Dispositive
                            Power               2,000,000 Shares of Common Stock
                     -----------------------------------------------------------
                       (10) Shared Dispositive
                            Power                        0 Shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by
     Each Reporting Person                      2,000,000 Shares of Common Stock
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row
     (11) Excludes Certain Shares                 [_]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount
     in Row (11)                                            80%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person                            IN
--------------------------------------------------------------------------------



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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                                  RICHARD LOEHR

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                           NATIONWIDE COMPANIES, INC.
                         (Commission File No. 000-28593)



     The information contained in this Schedule 13D is as of the date hereof, unless otherwise expressly provided herein.


ITEM 1. Security and Issuer

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $.001 per share (the "Common Stock"), of Nationwide Companies, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive office is 4350 Oakes Road, Suite 512, Davie, FL 33314.


ITEM 2. Identity and Background

     (a) This Schedule 13D is being filed by Richard Loehr, an individual, who is sometimes referred to herein as the "Reporting Person."

     (b) The principal business address of the Reporting Person is 4350 Oakes Road, Suite 512, Davie, FL 33314.

     (c) The Reporting Person is the Chairman, President and CEO of the Company, which is focused on the direct sales of a range of benefit packages and diversified products through independent marketing directors and associates. The principal address of the Company is set forth in Item 1 above.





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     (d) and (e) The Reporting Person has not, during the last five years,  been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On January 8, 2001, Focus Financial Group, Inc. n/k/a The Nationwide Companies, Inc., a Florida corporation (the "Company"), and The Nationwide
Companies, Inc. n/k/a Team Nationwide, Inc., a Florida corporation, and the individual holders of all of the outstanding capital stock of The Nationwide Companies, Inc. (the "Holders") consummated a reverse acquisition (the "Reorganization") pursuant to a certain Share Exchange Agreement ("Agreement") of such date. Pursuant to the Agreement, the Holders tendered to the Company all issued and outstanding shares of Common Stock of The Nationwide Companies, Inc. in exchange for 300,000 Shares of Common Stock of the Company. The reorganization is being accounted for as a reverse acquisition.

     Simultaneously with the closing of the Reorganization, the then officer and director of the Company tendered her resignation in accordance with the terms of the Agreement. Richard L. Loehr was elected to serve on the Board of Directors of the Company (the "Board"). The Board subsequently appointed Richard L. Loehr, Chairman, Chief Executive Officer and President.

     The Company also announced approval of the amendment of its Articles of Incorporation in order to change the name of the Company from Focus Financial Group, Inc. to The Nationwide Companies, Inc. In addition, the company issued to Mr. Richard L. Loehr, 2,000,000 shares in exchange for services. Total issued and outstanding stock after effecting the Share Exchange Agreement and the issuance of shares to Mr. Loehr is 2,500,000.


ITEM 4.           PURPOSE OF THE TRANSACTION

     The  principal   purpose  of  the  transaction  was  to  effect  a  reverse acquisition whereby a new management team could direct the efforts of the company as well as to provide it with a capital infusion. In addition, after the consumation of the reverse acquisition Mr. Richard Loehr gained control of the Company and installed a new management team with extensive experience in active business operations.

     The Reporting Person is not under any obligation to increase or decrease his holdings of Common Stock. The Reporting Person reserves the right to act with respect to his holdings as he deems in his own best interest.

     Simultaneously with the closing of the Reorganization, the then sole officer and director of the Company tendered her resignation in accordance with the terms of the Agreement. Richard L. Loehr was elected to serve as Chairman of the Board of Directors of the Company (the "Board") along with the following directors: Angela Loehr Chrysler, Richard Chrysler, Robert Fason and Les Whitaker.

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



     The Nationwide Companies, Inc. will now operate as a direct sales company. The Company sells a range of benefit packages and diversified products through independent marketing directors and associates. The Company is founded on a universally accepted distribution concept, the utilization of group buying initiatives to distribute products at deep discounts to the end consumer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b) The Reporting Person is the beneficial owner of 2,000,000 shares of the Common Stock (the "Shares"), which represent 80% of the outstanding shares of the Common Stock. [The 80% is calculated as follows:
2,000,000 shares issued to Richard Loehr divided by 2,500,000 shares of the Company's common stock issued and outstanding as of the date of this filing.]

     (c) Except for the acquisition of the Shares therein, neither the Reporting Person nor any of the persons named in this Item 5 has effected any transactions in the Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     (a) The Company filed a Form 8-K on January 12, 2001 with the Securities and Exchange Commission to disclose the consummation of a Reverse Acquisition and Reorganization of such date. An 8-K Amendment was subsequently filed on March 6, 2001 incorporating the Audited Consolidated Financials of the combined entities.

     (b) The Company filed its Form 10 KSB with the SEC on April 16, 2001 in which was described in great detail the change in the company's business plan and change in corporate structure.










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                                    SIGNATURE




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.




April 23, 2001

/s/ Richard Loehr
---------------------------------------------
RICHARD LOEHR
CHAIRMAN, PRESIDENT AND CEO






















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